FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June, 2003


                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                           Form 20-F X   Form 40-F
                                    ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes    No X
                                    ---   ---

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

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Materials Contained in this Report:


1. Summary translation of amendments to the Substantial Shareholding Report, as filed by the registrant with the Tokai Local Finance Bureau of the Ministry of Finance of Japan on June 6, 2003, relating to the registrant's shareholdings in various issuers.

2. English translation of the Japanese-language Notice of Convocation for the FY2003 ordinary shareholders' meeting.

3. English translation of a press release, dated June 12, 2003, relating to the registrant's repurchase of 15,400,000 shares of its common stock for an aggregate purchase price of JPY45,816,165,500.

4. English translation of a press release dated June 26, 2003, announcing the terms of share acquisition rights to be issued in connection with the grant of stock options.

5. Executive summary of the Japanese-language Business Report for the period from April 1, 2002 through March 31, 2003. (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

6. English translation of the Japanese-language notice of resolutions adopted at the ordinary shareholders' meeting on June 26, 2003.

7. Executive summary of the Japanese-language Securities Report submitted to the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on June 27, 2003. (All financial information has been prepared in accordance with generally accepted accounting principles in Japan)

8. English translation of the registrant's Consolidated Financial Statements for the fiscal year ended March 31, 2003, prepared in accordance with generally accepted accounting principles in Japan, which was filed with the Chief of the Kanto Local Finance Bureau as part of the Securities Report dated June 27, 2003 and briefly summarized in the Business Report.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              Toyota Motor Corporation


                                              By:   /s/ Takahiko Ijichi
                                                  ------------------------------
Date:  June 27, 2003                               Name:   Takahiko Ijichi
                                                   Title:  General Manager,
                                                           Accounting Division